
May 21, 2013

Via E-mail
Mr. Robert H. Bateman
Senior Vice President and Controller
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155

Re: **The Hartford Financial Services Group, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2012
           Filed March 1, 2013
           Form 10-Q/A for the Quarterly Period Ended September 30, 2012
           Filed March 1, 2013
           File No. 001-13958

Dear Mr. Bateman:

      We have reviewed your April 11, 2013 response to our April 4, 2013 letter and have the following comments.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

Form 10-K for the Fiscal year Ended December 31, 2012

Note 16. Equity
Statutory Results, page F-84

1. We acknowledge your response and proposed disclosure revisions in response to prior comment 6. Your revised disclosure indicates that on an aggregate basis your U.S. property and casualty insurance companies' RBC ratio was in excess of 200% at December 31, 2012 and 2011. Your previous disclosure indicates that corrective action commences when the minimum level of total adjusted capital is two times the authorized control level RBC. It is unclear whether the 200% RBC ratio is the corrective action level, and if so, the magnitude with which you exceed the minimum action level. Please revise your proposed disclosure to provide clarity on the magnitude of any excess the minimum action level.

Form 10-Q/A for the Quarterly Period Ended September 30, 2012

Note 18. Restatement, page 70

2. In your response to the second bullet of our comment 7 you indicate that prior to the third quarter of 2012 you applied a discounted cash flow methodology to estimating the fair value of your Individual Life reporting unit. Please tell us what was substantially different about the transaction price negotiated with The Prudential Insurance Company of America as compared to your prior discounted cash flow analyses. Please tell us whether anything occurred during the third quarter of 2012 to cause your previous cash flow estimates of fair value to decrease. If nothing occurred during the third quarter of 2012 to cause the value of your Individual Life business to decline, please explain to us why the negotiated reinsurance premium being below your previous estimate of fair value for the reporting unit in your goodwill impairment tests did not trigger an impairment concern in your initial September 30, 2012 Form 10-Q filing.

3. We acknowledge your response to our comment 7. Please address the following additional comments regarding the table presented on page 8 of your response that reconciles the originally estimated GAAP financial impact of the reinsurance transaction for the Individual Life business to the currently estimated GAAP financial impact:
   - Please tell us why other balances separate from the reinsurance recoverable balances were revised.
   - Please tell us why the intangible asset write-off amount increased only $71 million when you indicate that the goodwill balance of $342 million was initially thought to be realizable and was entirely written-off in your restatement. To the extent that other DAC and prepaid and accrued items included in the "intangible asset write-off" line in your table changed materially to partially offset the goodwill write-off, please provide us a break-down of those changes and separately explain to us why they changed from your initial estimate,

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant